Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

Florida University System Optional Retirement Program and the Florida Senior Management Service Optional Annuity Program

Supplement Dated October 6, 2020, to the Contract Prospectus and Contract Prospectus Summary, each dated May 1, 2020, as amended

This supplement updates and amends certain information contained in your variable annuity contract prospectus and contract prospectus summary. Please read it carefully and keep it with your contract prospectus and contract prospectus summary for future reference. Capitalized terms not defined in this supplement shall have the meaning given to them in your contract prospectus and contract prospectus summary, as applicable.

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IMPORTANT INFORMATION ABOUT THE ABERDEEN INTERNATIONAL EQUITY FUND

Effective on or around December 1, 2020, the Aberdeen International Equity Fund will change its name to the Aberdeen Emerging Markets Sustainable Leaders Fund. Accordingly, effective on or around December 1, 2020, all references to "Aberdeen International Equity Fund" appearing in the contract prospectus and contract prospectus summary are hereby deleted and replaced with "Aberdeen Emerging Markets Sustainable Leaders Fund."

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at:

Customer Service
P.O. Box 990063
Hartford, CT 06199-0063
1-800-584-6001

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

*Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. **Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***